Exhibit 99.1

Pfizer and BioNTech to Co-develop Potential COVID-19 Vaccine

•	Companies will jointly develop BioNTech’s mRNA-based vaccine candidate BNT162 to prevent COVID-19 infection

•	Collaboration aims to accelerate global development of BNT162, leveraging expertise and resources of both companies

•	Builds on 2018 agreement to jointly develop an mRNA-based influenza vaccine

NEW YORK, USA and MAINZ, Germany, March 17, 2020 – Pfizer Inc. (NYSE: PFE, “Pfizer”) and BioNTech SE (Nasdaq: BNTX, “BioNTech) today announced that the companies have agreed to a letter of intent regarding the co-development and distribution (excluding China) of a potential mRNA-based coronavirus vaccine aimed at preventing COVID-19 infection. The companies have executed a Material Transfer and Collaboration Agreement to enable the parties to immediately start working together.

The collaboration aims to accelerate development of BioNTech’s potential first-in-class COVID-19 mRNA vaccine program, BNT162, which is expected to enter clinical testing by the end of April 2020. The rapid advancement of this collaboration builds on the research and development collaboration into which Pfizer and BioNTech entered in 2018 to develop mRNA-based vaccines for prevention of influenza.

“We are proud that our ongoing, successful relationship with BioNTech gives our companies the resiliency to mobilize our collective resources with extraordinary speed in the face of this worldwide challenge,” said Mikael Dolsten, Chief Scientific Officer and President, Worldwide Research, Development & Medical, Pfizer. “We believe that by pairing Pfizer’s development, regulatory and commercial capabilities with BioNTech’s mRNA vaccine technology and expertise as one of the industry leaders, we are reinforcing our commitment to do everything we can to combat this escalating pandemic, as quickly as possible.”

“This is a global pandemic, which requires a global effort. In joining forces with our partner Pfizer, we believe we can accelerate our effort to bring a COVID-19 vaccine to people around the world who need it,” said Ugur Sahin, Co-Founder and CEO of BioNTech.

The companies expect to utilize multiple research and development sites from both companies, including in the United States and Germany, to house the activities identified by the collaboration agreement.

The companies will begin collaborating immediately. They will finalize details of the agreement regarding financial terms, and all activities related to development, manufacturing and potential commercialization over the next few weeks.

On March 13, 2020, Pfizer issued a five-point plan calling on the biopharmaceutical industry to join the company in committing to unprecedented collaboration to combat COVID-19.

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About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice:

The information contained in this release is as of March 17, 2020. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, BioNTech’s potential COVID-19 mRNA vaccine, BNT162, a letter of intent regarding the co-development and co-commercialization (excluding China) by Pfizer and BioNTech of BNT162 and a Material Transfer and Collaboration Agreement, including their potential benefits, and the expected timing of a Phase 1 trial, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, whether and when a definitive agreement will be reached for the co-development and co-commercialization by Pfizer and BioNTech of BNT162; uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from the clinical studies; whether and when any biologics license applications may be filed in any other jurisdictions for BNT162 or any other vaccine candidates under the collaboration; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether BNT162 will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of BNT162; uncertainties regarding the ability to obtain recommendations from vaccine technical committees and other public health authorities regarding BNT162 and uncertainties regarding the commercial impact of any such recommendations; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases.  The company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun, and Pfizer.

For more information, please visit www.BioNTech.de.

Forward-looking statement

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, the ability of BioNTech to develop and commercialize a vaccine for COVID-19, BioNTech’s potential COVID-19 mRNA vaccine, BNT162, a letter of intent regarding the co-development and co-commercialization (excluding China) by Pfizer and BionNTech of BNT162 and a Material Transfer and Collaboration Agreement, including their potential benefits, and the expected timing of a Phase 1 trial of BNT162. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for Covid-19 and potential difficulties. For a discussion of these and other risks and uncertainties, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis

of Financial Condition and Results of Operations” in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended, which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations
Amy Rose (U.S.)
+1 (212) 733-7410
amy.rose@pfizer.com

Lisa O’Neill (UK)
+44 7929339560
lisa.o'neill@pfizer.com

Investor Relations
Ryan Crowe
+1 (212) 733-8160
ryan.crowe@pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic, Senior Manager Global External Communications

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D., VP Investor Relations & Business Strategy

+49 (0)6131 9084 1074

Investors@biontech.de